EXHIBIT 99.1

Rosetta Genomics Announces the Availability of miRview® mets², a Second Generation Version of miRview® mets

The new test features an expanded panel of 42 tumor origin, and improved classifiers

PHILDAELPHIA, Pennsylvania; REHOVOT, Israel. (Dec. 13, 2010) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics announces today the commercial availability of miRview® mets² (“miRview mets two”), a microRNA-based test that identifies the primary origin of tumors of uncertain or unknown origin. The new test, which builds on the technology and know-how of miRview® mets, offers physicians and patients a larger panel of 42 tumors that can be identified, an increase from the 25 tumors that can be identified in the previous version of the test. In addition, the new assay offers identification of sarcomas, lymphomas and other non-epithelial malignancies as well as more histologic subtypes. Furthermore, the test features improved classifiers which incorporate clinical, biological and molecular knowledge.

miRview® mets² leverages the proprietary technologies used in miRview® mets, described in the development and validation study published in the June 2010 issue of  Modern Pathology, and in the March 2008 issue of Nature Biotechnology. Preliminary data on miRview® mets² were presented at the Fourth Annual AACR International Conference on Molecular Diagnostics in Cancer Therapeutic Development in September 2010. Rosetta Genomics anticipates the final data from the validation study will be presented during the first half of 2011.

Approximately one third of all cancer patients are diagnosed with metastases, and a large proportion of those cases may have metastases whose primary origin is uncertain. Furthermore, in 3%-5% of all cancer cases the primary origin is not found even after extensive testing. In both scenarios, the use of miRview® mets² may assist physicians to rule out or rule in several suspected origins, as well as offer physicians new origins to explore.

In order to effectively direct the physicians in the diagnostic process, miRview® mets² offers physicians and patients a wide panel of 42 identifiable tumor origins, high accuracy and biologically-motivated and easy- to- understand proprietary classifiers. Furthermore, to truly assist physicians in deciding which origin to further explore from their list of suspected origins, miRview® mets² was designed to provide only 1 or 2 most likely suspected origins, with the vast majority of cases providing just a single origin or answer.

The test’s overall performance is very high, with a sensitivity for a single answer prediction of 90%, and an overall sensitivity of 85%. Overall specificity was 97-99%.

“True to our commitment to launch by the end of the year, I am pleased to announce that miRview® mets², our second generation test for identifying primary origins of tumors of uncertain or unknown origin, is now commercially available.” said Kenneth A. Berlin, President and CEO of Rosetta Genomics. “The test builds on the technology of miRview® mets which has been published in peer-reviewed journals,, and offers a significantly expanded tumor panel and enhanced classifiers. This product is the result of our continual efforts to improve and optimize our tests, and to have them address the changing needs of the medical community. The foundation for this test, and for  all of our tests currently in development, are microRNAs, which continue to demonstrate their remarkable capability to act as highly sensitive markers. We are very excited to be offering this test, and look forward to the launch of our other, next generation tests in 2011.”

miRview® mets² can be ordered directly from Rosetta Genomics’ CLIA-certified, CAP accredited laboratory in Philadelphia. Parties interested in ordering the test can contact Rosetta Genomics at 215.382.9000.
Currently, miRview® mets² is not available for patients and physicians residing in the State of New York.

About miRview® products
miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and Cancer of Unknown Primary (CUP). miRview® squamous accurately identifies the squamous subtype of non small cell lung cancer , which carries an increased risk of severe of fatal internal bleeding and poor response to treatment for certain therapies. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the US alone, Rosetta Genomics estimates that approximately  200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, and 60,000 from miRview® meso, with similar numbers of patients outside the US. The company’s tests are now being offered directly by Rosetta Genomics in the US, and through distributors around the globe. For more information, please visit www.mirviewdx.com ..

About microRNAs
MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com ..

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview® squamous, miRview® mets and miRview® meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com ..

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the launch of next generation tests in 2011, the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Anne Marie Fields
+972 73 222 0700	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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